MIRANDA GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2006

The following discussion is management’s assessment and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the second quarter ended February 28 2006 and with the audited financial statements for the years ended August 31, 2005 and 2004 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as at April 26, 2006, except as indicated.

Forward looking statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company. Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings. Other risks and uncertainties are detailed below. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties. The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Nevada and is dominantly, but not exclusively, focused on the Cortez Trend. The Company’s preferred approach is to joint venture its properties to other companies for their further more advanced exploration and development.

Presently the Company has fourteen gold exploration projects in various stages of exploration. All of the projects are in Nevada. These projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), JDW, Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects

Miranda Gold Corp.
Management Discussion and Analysis for the six months ending February 28, 2006
April 26, 2006

located in Humboldt County; and the Angel Wing property located in northern Elko County.

The Red Hill, Redlich, Fuse (East and West), BPV, CONO, Coal Canyon and Horse Mountain projects are joint-ventured to other companies.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend. Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

The Company has expanded its Carlin-style gold exploration focus to the northern extensions of the Battle Mountain Trend through its acquisition of the Horse Mountain, Iron Point, and PPM projects. The Company has a secondary effort focused on epithermal vein targets, and will not limit its sediment hosted generative program to the Battle Mountain-Eureka Trend.

The Company has built a track record of successful project definition, acquisition, and joint venture while at the same time, conserving the treasury.

Joint Venture Update

Miranda expects to see a minimum of six of its properties drilled between now and the end of 2006.

On February 17, 2006 Miranda had eight joint venture partners that are exploring and advancing nine properties and Miranda announced that the exploration activities for the 2006 season include:

  Agnico-Eagle (USA) Limited (“Agnico”) has informed Miranda that they plan to conduct work on both BPV and CONO including a 14-kilometer “Titan” geophysical survey is planned. The Titan survey is a deep-penetrating geophysical survey that encompasses Magneto Tellurics (“MT”), Induced Polarization, and Resistivity (“IP”). Results from the survey should help define basement depths as well as prominent faults. Following interpretation of the survey, an 8,000 foot drill program is planned. See April 11, 2006 update below for results.

  Newcrest Resources Inc. has planned an additional ground magnetic survey to help target drill holes. Approximately twenty drill holes are planned for this third round of drilling at the Redlich project. Preliminary three dimensional modeling by Miranda shows that twelve significantly (0.060 oz Au/ton or greater) mineralized drill intercepts, including R-73 (1.95 oz/ton Au over 5 ft) fit within a planar shape. This modeling may suggest a predictive trend to higher grade mineralization that can be tested by drilling.

Miranda Gold Corp.
Management Discussion and Analysis for the six months ending February 28, 2006
April 26, 2006

  Barrick Gold Exploration Inc. (“Barrick”) has informed Miranda that they intend to conduct a second round of drilling at the Horse Mountain property. Drill hole HM- 1 intersected 98 ft of 0.023 oz/ton Au. This mineralization was hosted in lower- plate limestone and began at the Roberts Mountain Thrust. Barrick’s 2006 drill campaign will attempt to locate “feeder fault zones” that may have acted as conduits for the emplacement of the mineralization drilled by hole HM-1.

  Barrick has also provided Miranda with assays from a second hole that was drilled on the Horse Mountain property. Barrick drilled a reverse circulation hole in late November to a depth of 1485ft (452m) at which time the drilling was terminated due to weather-related issues. Barrick has capped this hole with the intention to deepen it with core in 2006. No significant gold was detected in this hole.

  Golden Aria Corp is expected to drill test geophysical and geologic targets on the Coal Canyon property that were generated in the 2005 field season. Miranda is acting as operator in consultation with and funding by Golden Aria on behalf of this joint venture.

  No plans for 2006 have been submitted by the Cortez Joint Venture (Placer Cortez Inc. and Kennecott Exploraitons, managed by Placer Dome U.S., Inc.) at Fuse East. However, this joint venture, signed in October 2005, has a minimum duration of two years and a minimum expenditure level for each of the two years.

  Similarly, no plans for 2006 have been submitted by the Buckhorn Venture partner (Placer Dome U.S. Inc. and Teck Cominco America Incorporated) at Fuse West. This joint venture, signed in November 2005, also has a minimum duration of two years and a minimum expenditure level for each of the two years.

  Miranda will announce 2006 plans once they are known.

Senior Geologist Appointed

On April 11, 2006 Miranda announced the appointment of Steven Koehler as the Company’s Senior Project Geologist.

Mr. Koehler comes to Miranda with over 16 years of mineral exploration experience on the Battle Mountain-Eureka and Carlin gold trends of Nevada. As a senior geologist with the Cortez Joint Venture, he was a member of the exploration team that discovered the +8.0 million ounce Cortez Hills gold deposit. Under his guidance, project level exploration and drilling identified underground caliber gold mineralization adjacent to Cortez Hills. Additionally, Mr. Koehler took a lead role in developing and illustrating lower-plate carbonate stratigraphy in the Cortez District. Stratigraphic refinements identified numerous near-mine/generative exploration opportunities and guided geologic reinterpretation of the Pipeline Mine. While with Newmont Mining Corporation on the Carlin Trend, Mr. Koehler is credited with team participation in discovering the +5.0 million ounce West Leeville deposit, and discoveries at Four Corners and Crow.

Miranda Gold Corp.
Management Discussion and Analysis for the six months ending February 28, 2006
April 26, 2006

As Senior Project Geologist for Miranda Mr. Koehler will be responsible for managing exploration activities with the project geologists of the company’s joint venture partners operating on Miranda’s projects.

Iron Point Claims Staking Report

In March 2006 Miranda staked 34 claims to cover additional disseminated gold target opportunities in the Iron Point District, Humboldt County, Nevada. Miranda previously controlled 220 claims in the district and now has a total of 254 claims covering 8.2 square miles.

Previous drilling in the Iron Point district by Santa Fe, Newcrest Resources and Euro Nevada intersected zones of 0.014 oz Au/t over 155 feet to 0.072 oz Au/t over 5 feet. These drill intercepts are associated with elevated arsenic/antimony/mercury, and large alteration cells. Collectively these features are indicative of a large sediment-hosted system.

The Iron Point district geology includes rocks of the Comus and Preble Formations, which are significant host rocks at the Pinson, Getchell and Twin Creeks mines of the Getchell Trend. Notable alteration at Iron Point includes broad zones of jasperoid in limestone units and clayey, pyritic dikes and sills. Miranda proposes that the Iron Point alteration and gold anomalies occur within a broad zone of intrusive axes and interrelated fault and fold patterns extending west-northwest from the Lone Tree Mine, and that other significant gold deposits should occur along this trend, especially where Getchell Trend structures are intersected.

Miranda has acquired an extensive historic dataset for the Iron Point district and is in the process of designing a first pass drill program while looking for a joint venture partner to fund exploration drilling.

Geophysical Survey at BPV and CONO

On April 11, 2006 Miranda reported geophysical survey results from Agnico on the CONO and BPV projects. Agnico completed 14 line kilometers of MT on two lines. The survey was designed to identify basement depths, prominent faults and guide drill targeting in pediment areas. The original survey also called for collection of IP data; however this survey was abandoned due to coupling problems in conductive ground. The MT results were integrated with gravity and drilling data to guide initial geologic interpretations.

MT data indicate the pediment gravels are 400 to 1,600 feet thick and they thin eastward onto the CONO project. At CONO, the thinner gravel cover corresponds with a northwest-striking gravity high. Two previous drill holes near the gravity high indicate this response is mapping prospective lower-plate carbonate rocks. Agnico plans to drill test this area in 2006. At BPV, MT data illustrate a zone of high resistivity in high angle contact with a lower resistivity zone. This relationship may reflect a horst of prospective lower-plate carbonate in fault contact with upper-plate rocks. Agnico plans to drill test this target later this year. Agnico has informed Miranda that it intends to complete approximately 8,000 feet of drilling in 2006.

Miranda Gold Corp.
Management Discussion and Analysis for the six months ending February 28, 2006
April 26, 2006

CONO and BPV are three miles south of the Cortez Joint Venture's ET Blue project and approximately one-half mile north of US Gold's Tonkin Springs property. The projects occur within a west-northwest structural projection of fault-controlled gold mineralization. Previous drilling on the CONO claims intersected lower-plate carbonate rocks below pediment gravels. Structural trends important to the ET Blue and Grouse Creek gold mineralization may project onto the Miranda properties.

Red Canyon – 100% controlled by Miranda

On April 12, 2006 Miranda was notified by Newmont Mining Corp. that effective April 10, 2006, the Red Canyon joint venture agreement is terminated.

In 2005, Newmont completed geologic mapping, reinterpretation of geophysical data, 3-D modelling and a gas geochemical survey, followed by 13,115 feet of reverse-circulation drilling in 11 holes. Miranda was encouraged by the extent and nature of the alteration found in drill holes from the Gexa and Red targets on the east side of the property. However, gold assays were disappointing, prompting Newmont to ultimately make the decision to terminate the venture agreement.

Miranda is pleased to regain 100-per-cent control of the Red Canyon project and believes that quality exploration targets still exist on the property. The work completed by Newmont has added to Miranda's understanding of the property and the company is optimistic that a new partner will be found to continue the exploration of this project.

Miranda wishes to thank Newmont for its excellent work on the property and for its responsiveness as a joint venture partner. The Company looks toward the future and establishing new relationships with Newmont.

The Red Canyon property lies in the Cortez trend and comprises 237 unpatented lode mining claims covering approximately eight square miles. The property is bound on the west by U.S. Gold Corp.'s Tonkin Springs property and to the south by several properties controlled by White Knight Resources, including their Gold Pick and Gold Ridge prospects.

Miranda controls the Red Canyon property through a lease with the Red Canyon Corp. The most recent lease payment, due November 18, 2005, was made by Newmont.

Results of Operations

The Company incurred a net loss of $498,810 for the six month period and $285,602 for the three month period ending February 28, 2006 compared to a net loss of $1,353,840 for the six month period and $1,152,130 for the three month period ending February 28, 2005.

Expenses for the six month period ending February 28, 2006 were $674,875 compared to $1,411,555 for the six month period ending February 28, 2005.

When comparing the expenses on a cash basis and eliminating non-cash charges for amortization and stock based compensation expense, the cash expenses for the same periods are $603,165 compared to $534,202, an increase of $68,963 or 13%.

Miranda Gold Corp.
Management Discussion and Analysis for the six months ending February 28, 2006
April 26, 2006

In comparing the two six month periods the most significant increases were in the categories of office rent, telephone, secretarial and sundry of $47,489 and wages and benefits of $49,927. These increases were partially offset by a decrease of $39,491 in the category of property examination costs.

The increase in costs is caused by hiring of additional consultants and employees requiring additional office space including the opening of a new office in Elko, Nevada. The Company has increased its technical team and will continue to add staff and expand its administrative services as it continues to grow the size of the Company’s asset base of mineral exploration properties.

In the three months ended February 28, 2006 the Company was unsuccessful in finding a partner to joint venture the Troy project and fund the exploration and the Company terminated this project and wrote off $65,954 of mineral property and deferred exploration costs.

The Company’s projects are at the exploration stage and have not yet generated any revenue to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

The consolidated financial statements show all acquisition and exploration costs to date and readers should refer to the notes to the financial statements for details regarding all the joint venture agreements for each of the Company’s properties.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Feb 28 2006 $	Nov 30 2005 $	Aug 31 2005 $	May 31 2005 $	Feb 28 2005 $	Nov 30 2004 $	Aug 31 2004 $	May 31 2004 $
Total revenues	127,025	66,793	31,947	3,406	12,180	435	4,867	6,930
Loss for the period	285,602	279,606	281,749	288,814	1,157,089	241,851	254,794	239,603
Basic and diluted loss per share	0.01	0.01	0.01	0.01	0.05	0.01	0.01	0.02

The Company is a development stage enterprise. At this time any issues of seasonality or market fluctuations have no impact. The Company currently defers its mineral property and exploration costs. The Company expenses its project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury determines the levels of exploration.

Miranda Gold Corp.
Management Discussion and Analysis for the six months ending February 28, 2006
April 26, 2006

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and seeks a joint venture partner to fund the exploration of the project to earn an interest. In some agreements the Company receives cash option payments as a portion of the joint venture partner’s cost to earn an interest.

The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

In the six months ending February 28, 2006 the Company raised $3,636,248 through the issuance of 6,612,750 in a combination of private placement of shares and the exercise of stock purchase warrants and stock options.

At April 26, 2006 the Company has 3,167,000 outstanding stock purchase warrants and 5,111,250 outstanding stock options that as they vest, and depending on the Company’s share price, would be expected to be exercised and would contribute additional cash to the treasury.

The Company’s cash position at February 28, 2006 was $6,532,815 compared to $3,102,849 at August 31, 2005.

The Company has sufficient cash to meet its obligations as they come due.

The Company also realized net proceeds of $239,832 in the six month period from the sale of 6,250,000 common shares of Gulf Coast Oil and Gas (formerly Otish Mountain Diamond Company). At February 28, 2006 the Company owned 2,000,000 common shares carried at a book value of $21,333 and on February 28, 2006 had a market value of US$111,500 which the Company expects to realize in the next fiscal quarter.

Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Three months ended February 28, 2006	Three months ended November 30, 2005	Three months ended August 31, 2005	Three months ended May 31, 2005
Secretarial and office services	$82,462	$44,008	$15,020	$ 9,695
Management Fees	$26,900	$21,900	$21,900	$ 19,600

Miranda Gold Corp.
Management Discussion and Analysis for the six months ending February 28, 2006
April 26, 2006

Additional Disclosure for Venture Issuers without Significant Revenue

The components of capitalized exploration costs are described in note 5 and Schedule 1 to the unaudited interim financial statements for the six months ended February 28, 2006.

Outstanding Share Data as at April 26, 2006

Authorized: an unlimited number of common shares without par value.

As at April 26, 2006, issued and outstanding share capital is 35,657,760 common shares with a recorded value of $14,788,977.

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
February 28, 2006 Options granted Options exercised Warrants exercised	35,381,510 216,250 60,000	3,227,000 - (60,000)	3,302,500 2,025,000 (216,250) -
Balance April 26, 2006	35,657,760	3,167,000	5,111,250

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

Approved by the Board of Directors:

April 26, 2006